For period ending May 31, 2006										Exhibit 77C

File number 811-8229



UBS Index Trust


	At the special meeting of shareholders held on December 21, 2005 the Funds shareholders elected board members. Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action on this proposal since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.